EXHIBIT H

December 7, 2009

MID EUROPA PARTNERS PROPOSES TO ACQUIRE PUBLIC MINORITY STAKE IN INVITEL

Mid Europa Partners Limited (“Mid Europa”) announced today that it has commenced a tender offer to purchase any and all of the outstanding ordinary shares, par value €0.01 per share (“Invitel Shares”), and any and all of the American Depositary Shares, each representing one Invitel Share (“Invitel ADSs”), of Invitel Holdings A/S (“Invitel”) (AMEX: IHO) that it does not currently own at a purchase price of $4.50 per Invitel Share or Invitel ADS, net to the seller in cash, representing a premium of approximately 27% over the Invitel ADS closing price of $3.55 on the NYSE Amex Stock Exchange on December 4, 2009 (the last trading day prior to the announcement of the offer) and a premium of approximately 28% and 19% over the average of the Invitel ADS closing prices (on the days that the Invitel ADSs traded) during the 30 and 60 day periods, respectively, ending on December 4, 2009. Mid Europa currently owns approximately 74.4% of all outstanding Invitel Shares (including Invitel Shares represented by Invitel ADSs).

Mid Europa has been advised that the directors of Invitel not affiliated with Mid Europa will consider Mid Europa’s proposal. Directors of Invitel affiliated with Mid Europa will not participate in the evaluation of the proposal.

The offer will not be subject to a minimum condition and will not be subject to Mid Europa obtaining any financing. Assuming that Mid Europa controls more than 90% of the share capital of Invitel following the completion of the tender offer, any Invitel Shares and Invitel ADSs not acquired in the tender offer are expected to be acquired in a subsequent compulsory acquisition procedure under Danish law at the same per share cash price offered in the tender offer. Mid Europa has advised Invitel that Mid Europa’s sole interest is in acquiring the remaining Invitel Shares and Invitel ADSs that it does not currently own and that it has no interest in a disposition of its controlling interest in Invitel.

Shearman & Sterling LLP is acting as Mid Europa’s legal advisor.

ABOUT MID EUROPA PARTNERS

Mid Europa Partners is a leading independent private equity firm focused on Central and Eastern Europe. Operating from London, Budapest and Warsaw, Mid Europa Partners advises and manages funds with asset value of approximately €3.2 billion. The Mid Europa Partners team has been investing in Central and Eastern Europe since 1999.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S, formerly Hungarian Telephone and Cable Corp., operating under the Invitel brand name, is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary with more than 1 million customers in Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

IMPORTANT INFORMATION

Shareholders of Invitel are advised to read the Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the SEC by Mid Europa and Invitel because they contain important information. Invitel shareholders may obtain copies of these documents free of charge at the SEC’s web site at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1-888-750-5834 (shareholders) or +1-212-750-5833 (banks and brokers).

FOR FURTHER INFORMATION PLEASE CONTACT:

Innisfree M&A Incorporated, the Information Agent for the Offer

Shareholders: +1-888-750-5834

Banks and brokers: +1-212-750-5833

Media Contact:

David Westover/Agnès Riousse

Citigate

+44 (0) 20 7638 9571